Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Olaplex Holdings, Inc.

1187 Coast Village Rd, Suite 1-520

Santa Barbara, CA 93108

Attention: Chief Financial Officer

Phone: (310) 691-0776

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Olaplex Holdings, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

August 6, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius/Tim Buchmiller—Legal

Nudrat Salik/Brian Cascio—Accounting

Re:	Olaplex Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted on June 25, 2021

CIK No. 0001868726

Ladies and Gentleman:

On behalf of Olaplex Holdings, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”).

Amendment No. 1 reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated July 26, 2021 (the “Comment Letter”) and certain other updated information. For your convenience, the Company is supplementally providing to the Staff a typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was submitted on June 25, 2021.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Cover Page

1.

We note your disclosure on page 16 that you will be a controlled company following the completion of the offering. Please include similar disclosure on the cover page of your prospectus and cover page disclosure that identifies the controlling shareholder and the shareholder’s total voting power and, if true, that you do not intend to comply with certain corporate governance requirements.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus included in Amendment No. 1 to include the requested disclosure.

Market and Industry Data, page i

2.

Please identity the “leading global consulting firm” that conducted the April 2021 study. Please also file that entity’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. Alternatively, please tell us why a consent is not required to be filed.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to delete all references to the third party consulting firm and to the April 2021 study. The Company has revised the disclosure that previously referred to the April 2021 study to clarify that the statements are based on the Company’s beliefs, which, the Company supplementally advises the Staff, are supported in part by the April 2021 study.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

Prospectus Summary

Commitment to Social and Environmental Consciousness, page 4

3.

Please provide the basis for your belief that “between 2015 to 2021 [you] prevented approximately 23 million pounds of greenhouse gas from being emitted into the environment, conserved approximately 37 million gallons of water and saved approximately 29,000 trees from deforestation, as compared to manufacturing, packaging and distribution alternatives.”

Response to Comment 3:

The Company supplementally advises the Staff that the basis for its belief regarding the amount of greenhouse gas it prevented, water it conserved and trees it saved is based on the amount of paper that it otherwise would have used in its manufacturing and packaging practices had it not implemented certain initiatives to reduce the amount of packaging used for its products. Specifically, the Company estimates that it would have used approximately 2.9 million pounds of paper packaging between January of 2015 and 2021 if it had not eliminated the use of an additional paper carton (the equivalent of 0.052 pounds of paper per carton) for each unit of product sold. The Company then used this estimate to create an environmental impact report from Environmental Paper Network Paper Calculator, as available at https://c.environmentalpaper.org/. This report estimates that using 2.9 million pounds of paper results in the emission of approximately 23 million pounds of greenhouse gases, the use of approximately 37 million gallons of water, and the deforestation of approximately 29,000 trees, and therefore the Company believes that it was able to prevent such effects as a result of reducing its use of paper by approximately 2.9 million pounds, during the specified time period.

Our Corporate Structure, page 11

4.	Please also provide a chart which illustrates your ownership structure prior to giving effect to the Reorganization and this offering.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to include the requested chart.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

Summary Consolidated Financial and Other Data, page 17

5.	Please tell us what consideration you gave to also reflecting pro forma earnings per share information to reflect the Reorganization. Refer to Rule 11-02 of Regulation S-X.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 20, 77 and 78 of Amendment No. 1 to present pro forma earnings per share giving effect to the Reorganization and issuance of common shares prior to the initial public offering.

6.

We note that in December 2020 a cash distribution was made to all holders of Class A common units of Penelope Group Holdings in the aggregate amount of $470 million. We also note that this distribution amount significantly exceeds your earnings for the year ended December 31, 2020. In this regard, we remind you of the pro forma per share disclosure requirements of SAB Topic 1:B.3.

Response to Comment 6:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that when the estimated offering price range is available, the Company will revise the financial statements included in the Registration Statement for the year ended December 30, 2020 and the six months ended June 30, 2021 to include pro forma net income per share and pro forma weighted average number of shares outstanding within the Consolidated statements of operations and comprehensive income. Additionally, the Company will include a supplemental footnote related to the pro forma net income per share (unaudited). The supplemental footnote will read as follows:

The Company declared and paid a dividend for all outstanding common shares totaling $470 million on December 18, 2020. In accordance with Staff Accounting Bulletin Topic 1.B.3, dividends declared and paid in the twelve months preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that the dividends exceeded net income during such period. As such, the unaudited pro forma net income per share for the fiscal year ended December 31, 2020 give effect to the number of shares whose proceeds are deemed to be necessary to pay the dividend amount that is in excess of net income during the fiscal year ended December 31, 2020, up to the amount of shares assumed to be issued in the offering.

The table below sets forth the computation of unaudited pro forma basic and diluted earnings per common share as of December 31, 2020:

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

(in thousands, except share and per share data)	Basic	Diluted
Net income	$39,278	$39,278
Weighted average number of common shares outstanding	941,313	943,437
Shares issued in offering to pay dividends in excess of net income (a)
Pro forma weighted average shares outstanding

Pro forma net income per share

(a) Calculation of shares issued in offering to pay dividends in excess of net income:
Dividends declared in last twelve months	$470,000	$470,000
Net income in the last twelve months	39,278	39,278
Dividends in excess of net income	430,722	430,722
Assumed IPO Price
Shares issued in the IPO price to pay dividends in excess of net income

7.

Please disclose in the notes how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. For example, we would expect significant assumptions and estimates to be used in determining the amounts related to the Tax Receivable Agreement.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 23, 71, 72, 79 and 80 of Amendment No. 1. Specifically, with respect to the pro forma amount related to the Tax Receivable Agreement, the Company has revised the disclosure to explain the events that could result in an adjustment to the Tax Receivable Agreement based on the anticipated terms of the Tax Receivable Agreement. With respect to the inventory step-up adjustment amortization, the Company has added additional disclosure to reference the valuation method used in accordance with ASC 820-10-55-21.

8.	In regards to the Reorganization, please address the following:

•

For the conversion of all outstanding Class A Units of Penelope Group Holdings into shares of common stock of Olaplex Holdings, please confirm that the same exchange ratio will be used for all existing holders. If not, please disclose your accounting for any preferential rights or beneficial conversion features;

•

Please clarify whether anyone who was not an existing owner of Penelope Group Holdings will receive common stock shares of Olaplex Holdings as part of this Reorganization. If so, please tell us the terms under which these shares will be given to these non-existing owners, including if any consideration will be paid;

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

•

For the conversion of all outstanding time-based and performance-based options into options to purchase shares of common stock of Olaplex Holdings, please clarify how the conversion terms as well as adjustment to exercise price will be determined; and

•

We note that the Reorganization will also include each outstanding cash-settled unit of Penelope Holdings Corp. becoming a cash-settled unit of Olaplex Holdings based on your disclosures on page ii. Please clarify how these units are reflected in the pro forma information provided.

Response to Comment 8:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that Class A Units of Penelope Group Holdings will be exchanged for shares of common stock of Olaplex Holdings based on an exchange ratio that will be the same for each Class A Unit (the “Exchange Ratio”). The Company has revised the disclosure on page 76 of Amendment No. 1 to clarify that the holders of Class A Units of Penelope Group Holdings as of immediately prior to the Reorganization will hold all of the shares of common stock of Olaplex Holdings prior to the consummation of the offering. The Company has also revised the disclosure on page 76 of Amendment No. 1 to clarify that the each time-based option to purchase shares of common stock of Penelope Holdings Corp. will be converted into a time-based option to purchase a number of shares of common stock of Olaplex Holdings in an amount based on a conversion ratio equal to the Exchange Ratio, with a corresponding adjustment to the exercise price that preserves the option spread value, and the same vesting terms will continue to apply, subject to the option holder’s continued service through each vesting date. Each performance-based option to purchase shares of common stock of Penelope Holdings Corp. currently vests upon the achievement by the Advent Funds of certain returns on their investment in the Company, and none have vested to date. In the event of an initial public offering of the Company, each performance-based option that would vest if the Advent Funds were to sell for cash its equity interest in Penelope Group Holdings at a share price equal to the initial public offering price will be converted into a time-based option to purchase a number of shares of common stock of Olaplex Holdings based on a conversion ratio equal to the Exchange Ratio, with a corresponding adjustment to the exercise price that preserves the option spread value, and will vest in equal installments on each of the first three anniversaries of the offering, subject to the option holder’s continued service through each vesting date. Each unvested performance-based option that would not vest if the Advent Funds were to sell for cash its equity interest in Penelope Group Holdings at a share price equal to the initial public offering price will be forfeited.

The Company respectfully advises the Staff that the time and market-based cash-settled units of Penelope Holdings Corp. granted on March 2, 2021 are currently accounted for as liabilities. The time-based cash-settled units are fair valued at each reporting period.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

The market-based liability awards are recognized on achievement of the market condition based on the fair value on the settlement date. Upon the conversion of outstanding cash-settled units of Penelope Holdings Corp. into cash-settled units of Olaplex Holdings, the Company anticipates that it will record a liability for the conversion of all cash-settled units in an amount based on the initial public offering price. The Company has revised the disclosure on pages 20, 24, 71 and 72 of Amendment No. 1 to describe how the conversion of cash-settled units is reflected in the pro forma balance sheet information provided in the Registration Statement.

Risk Factors

Our restated certificate of incorporation will designate specific courts as the sole and exclusive forum for certain claims or causes..., page 55

9.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amendment No. 1 to include the requested disclosure.

Use of Proceeds, page 66

10.

As you currently do not have specific plans for the use of a significant portion of the proceeds you will receive from this offering, please discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company has not yet determined the use of proceeds from the offering or if the offering will be made solely by certain selling stockholders, in which case the Company would not receive any proceeds from the sale of the shares to be offered. Once a determination of the use of proceeds to be received by the Company, if any, has been made, the Company will revise the disclosure in the Registration Statement to provide the information regarding the use of proceeds as required by Item 504 of Regulation S-K.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

Management’s Discussion and Analysis Results of Operations, page 81

11.

We note that net sales increased $134 million, or 90%, to $282.3 million in the year ended December 31, 2020 primarily driven by volume through the addition of new customers across all channels, increased velocity of existing products, and the launch of new products. Please separately quantify the extent to which changes in revenues are attributable to increases in the volume sold from changes due to the introduction of new products. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 1 to include the requested disclosure.

Liquidity and Capital Resources Requirements, page 87

12.

Please expand your discussion to address the Tax Receivable Agreement, including estimated payments and how you intend to fund the required payments under the agreement. In this regard, we note your statements that you expect the future payments under the agreement may be substantial.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 1 to disclose that the Company currently anticipates that it will fund the obligations under the Tax Receivable Agreement with working capital.

Critical Accounting Policies and Estimates Share-Based Compensation, page 92

13.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including share-based compensation.

Response to Comment 13:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that once an estimated offering price range is available it will provide an explanation of any differences between recent valuations of the Company’s common units in respect of recent equity issuances and the estimated offering price range. The following table sets forth, by grant date, the number of shares of common stock of Penelope Holdings Corp. subject to options granted from January 1, 2021 through the date hereof, the per share exercise price of the options, and the per share fair value of the common stock on each grant date.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

Grant Date	Number of Shares of Common Stock Underlying Grant	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date
March 1, 2021	750	$[***]	$[***]
March 15, 2021	1,250	$[***]	$[***]
March 18, 2021	375	$[***]	$[***]
March 22, 2021	375	$[***]	$[***]
June 1, 2021	475	$[***]	$[***]
June 4, 2021	375	$[***]	$[***]
June 9, 2021	150	$[***]	$[***]
June 22, 2021	2,250	$[***]	$[***]

Because there has been no public market for the common stock of the Company or Penelope Holdings Corp. to date, the estimated fair value of the common stock of Penelope Holdings Corp. has been determined by the Company’s compensation committee as of the date of each equity grant, with input from management, considering the most recently available third-party valuation of Penelope Holdings Corp. common stock. As a private entity, the Company engaged an independent third-party valuation specialist to prepare valuations of the equity of Penelope Holdings Corp. and related instruments. The fair values of common stock of Penelope Holdings Corp on grant dates in March 2021 were based in part on valuations provided as of December 31, 2021, and the fair values of common stock on grant dates in June 2021 were based in part on valuations provided as of March 31, 2021.

Further, the Company respectfully advises the Staff that the 6,000 shares of common stock underlying options granted from January 1, 2021 through the submission of Amendment No. 1 represent less than 1% of the common units of the Company currently outstanding, and therefore the Company believes that any compensation expense associated with such awards is unlikely to be material.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

Intellectual Property, page 107

14.

Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction of each patent. We note your disclosure on page 2 that your “proprietary, patent protected ingredient, Bis-aminopropyl diglycol dimaleate (“Bis-amino”), serves as the common thread across [y]our products” and that “[u]nderpinning [y]our product range is a portfolio of more than 100 patents[.]” In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included. We also note from public sources that two of your patents may have been invalidated. Please advise or provide appropriate disclosure in this regard.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on pages 46, 117 and 118 of Amendment No. 1 to include the requested disclosure.

General, page F-1

15.	Please tell us what consideration you gave to providing the financial statements of the registrant, Olaplex Holdings, Inc.

Response to Comment 15:

In response to the Staff’s comment, the Company has included in Amendment No. 1 the audited financial statement, as of June 30 2021, of the registrant, Olaplex Holdings, Inc.

Note 1—Nature of Operations and Basis of Presentation, page F-8

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

16.

The predecessor period includes the consolidated financial position and results of operations of the Olaplex LLC entity and the intellectual property operations of LIQWD, Inc. Please better clarify in your disclosures, how you determined which assets, liabilities, and operations of LIQWD, Inc. should be provided in the predecessor period. Please also help us understand the significance of the the intellectual property operations of LIQWD, Inc. in terms of total revenues and assets.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised Note 1 to the financial statements included in Amendment No. 1 to clarify how it identified and determined which assets, liabilities, revenue, and expenses to include in the predecessor period and the significance of the LIQWD, Inc. operations.

17.

We note that the financial statements provided are for Penelope Holdings Corp. and subsidiaries. The registrant, Olaplex Holdings, Inc., will hold 100% of the economic equity interests in Penelope Group Holdings. Aside from their interests in Penelope Holdings Corp., please confirm there are no other assets, liabilities or operations of Penelope Group Holdings.

Response to Comment 17:

The Company supplementally advises the Staff that Penelope Group Holdings, L.P. has no assets other than its equity interest in Penelope Holdings Corp. As a result of the Reorganization, Olaplex Holdings, Inc. will be a holding company with no material assets other than 100% of the equity interest in Olaplex Intermediate, Inc., which will be the direct parent of Penelope Holdings Corp., and Olaplex Holdings, Inc. will consolidate Penelope Holdings Corp. and its subsidiaries in its historical consolidated financial statements.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

Debt Issuance Costs, page F-11

18.

Issued discount costs incurred in connection with the issuance of long-term debt are deferred and amortized over the life of the associated debt instrument on a straight-line basis which you note approximates the effective interest method. Third-party issue costs are deferred and amortized over the life of the associated debt instrument on a straight-line basis. In regards to these third-party issue costs, it is not clear what your basis is for using the straight-line versus effective interest pursuant to ASC 835-30-35 including if you have determined that the straight-line method approximates the effective interest method in a similar manner to discount costs. Please advise or further clarify your disclosures.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised Notes 2 and 8 to the financial statements included in Amendment No. 1 to note that original issue discount costs and third-party issue costs are amortized on a straight-line basis over the life of the associated debt, which approximates the effective interest rate method.

Revenue Recognition, page F-12

19.

Revenues include any taxes assessed on your total gross receipts for which you have the primary responsibility to pay the tax. Please better clarify the nature of the taxes that you are collecting and including in revenues and correspondingly clarify where the payments are being reflected as the taxes are paid.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised Note 2 to the financial statements included in Amendment No. 1 to clarify that the Company has the primary responsibility to pay the tax and remit to taxing authorities and that taxes are excluded from the transaction price.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

Note 5—Business Combinations, page F-18

20.

Please revise to disclose the methodologies and assumptions used to determine the fair value of the identifiable intangible assets. In addition, disclose how you determined their estimated useful lives.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure in Note 5 to the financial statements included in Amendment No. 1 to provide additional information regarding the methodologies used to determine the fair value and the determination of the estimated useful life of intangible assets.

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response to Comment 21:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide any written communications that are presented to potential investors in reliance on Section 5(d) of the Securities Act, if any.

*    *    *

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:    JuE Wong (Olaplex Holdings, Inc.)

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R. §200.83 FOR REQUEST NO. 1